SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Nova Lifestyle, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

66979P201

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 66979P201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 66979P201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 66979P201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tony Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 66979P201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON* FI, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 66979P201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 66979P201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Anson Funds Management LP (d/b/a Anson Funds), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Tony Moore, the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc., an Ontario, Canada corporation, Mr. Amin Nathoo, a director of Anson Advisors Inc., and Mr. Moez Kassam, a director of Anson Advisors Inc., relating to Common Stock, $0.001 par value (the “Common Stock”), of Nova Lifestyle, Inc., a Nevada corporation (the “Issuer”).

This Amendment relates to the Common Stock of the Issuer underlying warrants purchased by a private fund to which Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors (the “Fund”). Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Fund and may direct the vote and disposition of the 74,300 shares of Common Stock underlying warrants held by the Fund. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the 74,300 shares of Common Stock underlying warrants held by the Fund. As the principal of Anson Fund Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 74,300 shares of Common Stock underlying warrants held by the Fund. As directors of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the 74,300 shares of Common Stock underlying warrants held by the Fund.

Item 1(a)	Name of Issuer.

Nova Lifestyle, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6565 E. Washington Blvd.,

Commerce, CA, 90040

Item 2(a)	Name of Person Filing.

Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:

16000 Dallas Parkway, Suite 800

Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

181 Bay Street, Suite 4200

Toronto, ON

M5J 2T3

Item 2(c)	Citizenship or Place of Organization.

Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number.

66979P201

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

(a)

Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 74,300 shares of Common Stock underlying warrants held by the Fund that are exercisable within 60 days (such warrants, the “Common Warrants”).

(b)

Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 4.4% of the outstanding shares of Common Stock. This percentage is determined by dividing 74,300 by 1,720,584, which is the sum of: (i) 1,634,727 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023; and (ii) 74,300, the number of shares of Common Stock receivable by the Fund upon exercise of the Common Warrants.

(c)

Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to the Fund, may direct the vote and disposition of the 74,300 shares of Common Stock held by the Fund. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 74,300 shares of Common Stock held by the Fund. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 74,300 shares of Common Stock held by the Fund. Mr. Nathoo and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 74,300 shares of Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

See description regarding the Fund in the introduction, which is incorporated by reference herein.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

See description of control persons of Anson Funds Management LP and Anson Advisors Inc. in the introduction, which is incorporated by reference herein.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For Anson Advisors Inc.:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to portfolio managers and exempt market dealers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2024, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Tony Moore
Tony Moore
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Tony Moore
Tony Moore
Manager

/s/ Tony Moore
Tony Moore

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam